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Gregory S. Rowland
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

July 9, 2021

VIA EDGAR

Mr. Edward P. Bartz
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Silver Spike Investment Corp. (CIK No. 0001843162) Registration Statement on Form N-2 Filed on June 21, 2021 (File No. 333-257252) (the “Registration Statement”)

Dear Mr. Bartz:

On behalf of Silver Spike Investment Corp. (the “Company”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statement. The Staff’s comments were conveyed to the Company telephonically on July 1, 2021. Below are the Staff’s comments and the Company’s responses thereto. Where revisions to the Registration Statement are referenced in the Company’s responses, such revisions will be included in a pre-effective amendment to the Registration Statement, which the Company intends to submit to the SEC concurrently herewith. Defined terms used below have the same meanings as in the Registration Statement.

1.	Please state in the first paragraph on the front cover of the prospectus that the Company is structured as an externally managed, closed-end, non-diversified management investment company, and has elected to be treated as a business development company.

Response:	The requested change has been made.

2.	Please arrange the disclosures on the front cover of the prospectus such that the risk disclosures printed in bold face type begin on the outside front cover of the prospectus.

Response:	The requested change has been made.

3.	Please revise the third bulleted risk on the front cover of the prospectus (and other instances of such disclosure) to add the following underlined text:

Strict enforcement of U.S. federal laws regarding cannabis would likely result in our portfolio companies’ inability to execute a business plan in the cannabis industry, and could result in the loss of all or part of any of our loans.

Please also add the revised disclosure to the “Summary Risk Factors” section of the “Prospectus Summary.”

Response:	The requested changes have been made.

4.	Please revise the first sentence of the twenty-fourth bulleted risk in the “Summary Risk Factors” section of the “Prospectus Summary” to add the following underlined text:

We intend to invest primarily in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated.

Response:	The requested change has been made.

5.	In the fourth footnote to the “Fees and Expenses” table, please explain why the “Management fees under Investment Advisory Agreement” rate in the table is lower than the base management fee rate under the Investment Advisory Agreement.

Response:	The requested change has been made.

6.	Please conform the descriptions of the time period in which the Company anticipates that substantially all of the net proceeds of the offering will be invested.

Response:	The requested change has been made.

7.	Please delete the eighth footnote to the “Fees and Expenses” table.

Response:	The requested change has been made.

8.	Please revise the descriptions of the exclusive forum selection provision in the Company’s bylaws to state that the provision will not apply to claims arising under the federal securities laws.

Response:	The requested change has been made.

9.	In the second bullet point in the “Risk Factors —Risks Relating to the Cannabis and Hemp Industries—Risks related to the cannabis industry may directly or indirectly affect us or our portfolio companies engaged in the cannabis industry” section, please replace “manufacturer” with “manufacture.”

Response:	The requested change has been made.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland
Gregory S. Rowland

cc:	Gregory Gentile, Silver Spike Investment Corp.

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